EXHIBIT 99.1





                     FIRST AMENDMENT TO THE
        COMTEX News Network, Inc. 1995 STOCK OPTION PLAN

     FIRST AMENDMENT, effective as of September 15, 1997, to the COMTEX News Network, Inc. 1995 Stock Option Plan (the "Plan"), by
COMTEX News Network, Inc.(the "Company").

     The Company maintains the Plan. On September 15, 1997, the Board of Directors unanimously approved a resolution to increase the number of shares issuable under the Plan by 1,200,000 shares. Also, on September 13, 1999, the Board of Directors unanimously approved a resolution to increase the number of shares issuable under the Plan by 1,000,000 shares. In accordance with Section 7 of the Plan, such resolutions were approved by the holders of a majority of the outstanding stock of the Company entitled to vote thereon at the annual meeting of stockholders of the Company on December 11, 1997 and December 2, 1999, respectively.

     NOW, THEREFORE, the Plan is amended as follows:

     I. Section 3 is amended by revising the first sentence of the first paragraph thereof in its entirety to read as follows:

     Subject to adjustment as provided in Section 6(k) hereof, the maximum number of shares of Common Stock for which options granted hereunder may be exercised shall be 3,400,000.





                              By: /S/ AMBER GORDON
                                   S. Amber Gordon
                                   Corporate Secretary


Dated as of February 7, 2000

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